FOR IMMEDIATE RELEASE

For additional information:
Judith Inosanto 212.454.7304, Media
Patricia M. Rosch 212.454.2123, Investors



      The Korea Fund, Inc. Authorizes Major Stock Repurchase Offers and Fee
                                   Reduction

     NEW YORK, December 15 - The Board of Directors of The Korea Fund, Inc. (NYSE: KF) today approved a series of measures designed to enhance shareholder value and to maintain the Fund's viability:

     -an offer to repurchase 50% of the Fund's outstanding shares in exchange for portfolio securities of the Fund;
     -a program for future repurchase offers; and -a reduction in the fee paid to the Fund's manager, Deutsche Investment
Management Americas Inc.

         The initial offer would be to repurchase 50% of the Fund's outstanding shares at a price of 98% of net asset value on the day after the expiration of the offer. Shareholders exchanging their shares in the offer would receive a pro rata share of the Fund's portfolio. Shareholders may sell their share of portfolio securities and receive the cash proceeds.

         Launching of the offer would be conditioned on receipt of a ruling from the Internal Revenue Service that the Fund would not recognize capital gain as a result of distributing appreciated property to participating shareholders. The offer would also conditioned on approvals by the SEC and by regulators in Korea. The Fund currently anticipates receipt of approvals in the first half of 2005.

         The board also approved making semi-annual offers, each to repurchase 10% of the Fund's shares then outstanding, at a price of 98% of net asset value on the day after expiration of the offer, in the three calendar years following completion of the initial offer. As with the initial offer, participating holders would be paid in kind, by receiving a pro rata share of the Fund's portfolio. Each of these subsequent offers would be made, subject to regulatory approvals, fiduciary and other applicable requirements, if the Fund's shares traded on the New York Stock Exchange at an average weekly discount from net asset value greater than 5% during a 13-week measuring period ending the last day of the preceding half-year.

         In light of the size of the initial offer and the program for subsequent offers, the board announced that the Fund would not proceed with its previously announced program of a contingent 10% repurchase offer in the first quarter of 2005 and in the first quarter of 2006.

         The board also announced a reduction, effective December 1, 2004, in the fees payable to the Fund's manager. Previously, the annual management fee had ranged from 1.15% on the first $50 million of net assets to 0.85% of net assets over $1.050 billion. Under the amended advisory agreement, the management fee ranges from 0.60% on the first $250 million of net assets to 0.50% of net assets in excess of $1 billion. On the Fund's current assets, this represents an overall reduction of approximately 45% in the management fee.

         As part of the Board's previously announced review of key aspects of the Fund's structure and operations, the board announced that it will be sending out requests for proposals for management of the Fund. Robert J. Callander, Chairman of the Fund's Board of Directors, said: "The Fund's manager DeIM has done well for shareholders in managing the Fund, and its capabilities in researching and selecting Korean securities have produced strong investment performance, and has agreed to a substantial reduction in the management fee. However, we will review proposals from other managers with the requisite capabilities and record of performance, so we can compare their proposals with having DeIM continue as the manager."

         Mr. Callander stated: "The board of directors of The Korea Fund, which consists entirely of independent directors who have no affiliation with the manager, has taken full account of the results of the annual meeting on October 6 and has considered the views expressed by stockholders. Our objective is to do what is best for the Fund and its stockholders - bearing in mind both the desires of some stockholders for liquidity and the Fund's record of success in achieving its objective of long-term capital appreciation through investing in Korean securities."

         "The board continues to believe that the Fund's closed-end structure is in the best interests of stockholders because, under current market conditions, including the emerging nature of the Korean capital markets and the volatility and limited liquidity of many of the Fund's holdings, the board believes that the Fund is best able to achieve its investment objective as a closed-end fund."

         The Fund also announced that it expected that William H. Luers would continue as a director until his term expired at the Fund's 2005 annual meeting, and that Mr. Callander, because of his responsibilities as Chairman of the Board, had agreed to stand for re-election at the 2005 annual meeting. The Fund had previously indicated that both directors were expected to retire in April 2005.

         There can be no assurance that the approvals needed for the repurchase offers will be obtained, or that any action proposed or adopted by the board will reduce or eliminate the discount from net asset value at which the Fund's shares trade. This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund. The repurchase offers referred to in this announcement will be made only by the offer to purchase and related letter of transmittal. Stockholders should review these documents carefully when they are available, because they will contain important information. These documents will be available to investors for free at the website of the Securities and Exchange Commission (www.sec.gov), as well as on the Fund's website at cef.scudder.com. An offer to purchase will not be made to, nor will tenders pursuant to the offer to purchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer to purchase would violate the jurisdiction's laws.

         Investment in funds involves risks. The Fund focuses its investments in Korea, thereby increasing its vulnerability to developments in that country. Investing in foreign securities presents certain unique risks not associated with domestic investments, such as currency fluctuation and political and economic changes and market risks. This may result in greater share price volatility. The price of the Fund's shares in determined by a number of factors, several of which are beyond the Fund's control. Therefore, the Fund cannot predict the relationship between the price at which the Fund's shares will trade and the net asset value of the Fund's shares.

         This release is not a prospectus, circular or representation intended for use in the purchase or sale of Fund shares.

         Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Fund shares involve investment risk, including possible loss of principal.




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